United Fuel & Energy Corporation
405 N. Marienfeld, Ste 300
Midland, TX 79701
P.O. Box 1920
Midland, TX 79702
Phone: 432-571-8049

April 23, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael Moran, Accounting Branch Chief

Re:	United Fuel & Energy Corporation
Form 10-K/A for the fiscal year ended December 31, 2006
Filed September 21, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 14, 2007
Form 8-K Filed November 14, 2007
File No. 000-32473

Dear Mr. Moran:

United Fuel & Energy Corporation (the “Company”), hereby submits the responses set forth below to your Comment Letter to the Company dated December 21, 2007 (the “Comment Letter”) pertaining to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter and followed it with our response.

Form 10-K/A December 31, 2006

Contractual Obligations and Other Commitments, page 25

1.	You should include interest payments in this table. The estimates you use to calculate the interest payments should be disclosed in a note to the table.

The Company advises the Staff that it has complied with the Staff’s request by including interest payments in the Contractual Obligations and Other Commitments table found on page 25 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed by the Company on April 15, 2008 (the “2007 10-K”) and in Note 17 to the Consolidated Financial statements found on page 54 of the 2007 10-K, and disclosing the assumptions used to calculate such interest payments in a note to the table.

U.S. Securities and Exchange Commission
April 23, 2008

Balance Sheets, page 31

2.	Tell us whether any individual component of accrued liabilities exceed 5% of total current liabilities. See Regulation S-X Rule 5-02.20.
The Company advises the Staff that no individual component or group of homogenous individual components within accrued liabilities exceeded 5% of total current liabilities for either year shown.

Consolidated Statements of Cash Flow, page 34

3.
We note from your cash flows that you recorded a gain of $550,000 in 2005 related to the forgiveness of debt. To help us understand, please explain your accounting of the facts and occurrences that lead you to derecognize the debt and subsequently record a gain. In your response identify whether the parties involved were related or not. Further, we were unable to locate a discussion or disclosure of the event in Management’s Discussion and Analysis or in the Notes to your financial statements. Please explain to us how you determined the gain on the forgiveness of debt was unnecessary in your discussion of results and operations or in Note 8-Debt.

The Company was party to a fuel supply agreement with an unrelated third party supplier pursuant to which the Company was required to satisfy certain minimum purchase requirements. The supply agreement also provided the Company with certain guaranteed purchase price discounts on gasoline and diesel fuel products. As an incentive to the Company to purchase larger quantities of fuel, the agreement provided for the supplier to make certain substantial up-front payments to the Company to subsidize future fuel purchases under the agreement. Such up-front payments were accounted for by the Company as a loan from the supplier. When fuel prices increased dramatically in 2005, the supplier determined that the Company could no longer meet the minimum purchase requirements specified in the agreement while remaining in compliance with the credit terms required by the supplier. Since the supplier had imposed such credit terms on the Company and was unwilling to modify those terms in order to enable the Company to comply with the minimum purchase requirement, the supplier agreed not to require the Company to repay or refund the up-front payments. As a result, the approximately $550,000 amount of the up-front payment reflected as debt on the Company’s balance sheet was deemed to have been forgiven.

U.S. Securities and Exchange Commission
April 23, 2008

The Company advises the Staff that it has complied with the Staff’s request by including additional disclosure to explain and discuss the situation in the last sentence of the paragraph captioned “Cost of sales and gross profit” in the Company’s MD&A disclosure found on page 23 of the 2007 10-K.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 38

4.	Please expand your policy to clarify how you have met the revenue recognition criteria in SAB 101.

The Company advises the Staff that it has complied with the Staff’s request by including additional disclosure to clarify how the Company meets the revenue recognition criteria in SAB 101 in Note 1 to the Consolidated Financial statements found on page 39 of the 2007 10-K under the heading “Revenue Recognition.”

Environmental Costs, page 38

5.
You should disclose here or elsewhere in your filing the amounts you expense each period for costs associated with managing hazardous substances and pollution in ongoing operations. See SAB Topic 5:Y question 3.

The Company advises the Staff that the amounts expensed for managing hazardous substances and pollution in ongoing operations is immaterial for all periods presented, and such disclosure has been included in Note 1 to the Consolidated Financial Statements found on page 40 of the 2007 10-K under the heading “Environmental Costs.”

Note 2 - Restatement of Previously Issued Consolidated Financial Statements, page 39

6.	We note that you do not discuss the error related to the failure to account for the beneficial conversion feature in 2006. Revise your disclosures to discuss this item.

The Company advises the Staff that it has complied with the Staff’s request by including additional disclosure to discuss the error related to the Company’s failure to account for the beneficial conversion feature in 2006 in the subsection entitled “Restatement” included in the Company’s MD&A disclosure found on page 20 of the 2007 10-K and in Note 2 to the Consolidated Financial Statements found on page 40 of the 2007 10-K.

U.S. Securities and Exchange Commission
April 23, 2008

7.
It is not clear from your disclosures why a weakness in your controls related to the reconciliation of cash received from credit card processors would result in a reduction of revenues. Please revise your discussion to more fully explain the cause of the reduction in revenues and the associated increase in liabilities.

The Company advises the Staff that it has complied with the Staff’s request by revising the disclosure to explain the cause of the reduction in revenues and the associated increase in liabilities in the subsection entitled “Restatement” included in the Company’s MD&A disclosure found on page 20 of the 2007 10-K and in Note 2 to the Consolidated Financial Statements found on page 40 of the 2007 10-K.

Note 5 - Earnings Per Share Information, page 41

8.
For the year ended December 31, 2006, your dilutive earnings per share are greater than your basic earnings per share. Please be advised that the computation of diluted EPS shall not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on earnings per share. Please explain or remove your presentation of antidilutive earnings per share from Note 5, Note 17, the Statement of Income and Item 6 Selected Financial Data and provide the disclosures required by paragraph 40(c) of SFAS 128. Further, you should expand your policy on earnings per share, in Note 1, to reflect the proper accounting for all antidilutive situations, not just in the case where there is a net loss.

The Company advises the Staff that it has complied with the disclosure requirements of paragraph 40(c) of SFAS 128 by including additional disclosure and by removing the presentation of antidilutive earnings per share as shown on the Consolidated Statements of Operations found on page 33 of the 2007 10-K, Note 5 to the Consolidated Financial Statements found on page 44 of the 2007 10-K, and the presentation of Selected Financial Data found on page 17 of the 2007 10-K.

Note 9 - Asset Retirement Obligations, page 44

9.	Please disclose why you have an asset retirement obligation and what is the associated long-lived asset. See SFAS 143, paragraph 22(a).

The Company advises the Staff that it has complied with the Staff’s request by including additional disclosure to explain why the Company has an asset retirement obligation and to identify the associated long-lived asset in Note 11 to the Consolidated Financial Statements found on page 49 of the 2007 10-K.

U.S. Securities and Exchange Commission
April 23, 2008

Note 12 - Stockholders’ Equity, page 46

10.
We note when you sold preferred stock in March and April of 2006 the conversion price was less than the market value of your preferred stock. The embedded conversion feature on the convertible preferred shares is required to be valued separately at issuance and recorded as a deemed dividend at the earliest date a shareholder can convert. Please revise your EPS presentation in the Statement of Income and Note 5 to present the beneficial conversion feature as a reduction to income in arriving at net income available to common stockholders.

The Company advises the Staff that it has complied with this requirement by revising the Company’s EPS presentation to present the beneficial conversion feature as a reduction to income in arriving at net income available to common stockholders in the Statement of Income found on page 33 of the 2007 10-K and Note 5 to the Consolidated Financial Statements found on page 44 of the 2007 10-K.

Note 16 - Commitments and Contingencies, page 50

11.
We note that you recorded significant additional expense in 2005 and 2006 related to fuel taxes incurred between 2001 and 2003. Please tell us in more detail why you believed that the expenses recorded prior to 2005 were correct and why you believed that it was not probable that you had incurred additional liability at the time you submitted your tax returns to the State of Texas.

When the Company filed each of the applicable fuel tax returns with the State of Texas, it believed in good faith that it was properly accounting for all fuel taxes. However, a tax audit by the State of Texas in 2005 revealed that:

a)	The Company had not reported purchases of some fuel products,
b)
The Company had made sales of dyed diesel to nonpermitted customers. Within the State of Texas, dyed diesel is sold without fuel tax because it is anticipated that it will be used off-road. Before dyed diesel is able to be sold to an ultimate consumer, the State of Texas requires that the consumer be issued a permit to purchase the product and with certain monthly quantity limitations.

c)	We had made sales of dyed diesel to permitted customers which exceeded their maximum monthly allowable of 10,000 gallons,
d)	We had made sales of dyed diesel to permitted customers which exceeded the single load maximum of 7,400 gallons.

U.S. Securities and Exchange Commission
April 23, 2008

These previously unknown infractions affected the calculation of motor vehicle fuel tax payable to the State of Texas.

Form 10-Q September 30, 2007

General

12.	Please revise to include the impact of comments 3 and 4 above on your Form 10-Q for the quarterly period June 30, 2007.
The Company advises the Staff that the Staff’s comments 3 and 4 above will not have any material impact on the disclosure contained in the Company’s Form 10-Q for the quarterly period June 30, 2007.

Item 2. Management’s Discussion and Analysis, page 16

Results of Operations for the Three Months Ended September 30, 2007, page 19

13.
We note that there was a significant decrease in gross profit as a percentage of sales. You should discuss the causes of the decrease in gross margin percentages (e.g. competition, inability to pass along cost increases, supply disruptions, etc) if known. Also you should discuss whether this is indicative of future trends or whether this is expected to be a short term event.

The Company advises the Staff that it has complied with the Staff’s request by including a discussion about the causes of changes in gross margin percentages, and whether such changes are indicative of future trends or whether they are expected to be short term events in the Company’s MD&A disclosure found on page 22 of the 2007 10-K.

14.
When you discuss the changes in results of individual line items you should quantify the contributions from individual items identified as causing the underlying change. For example, you identify that general and administrative expenses increased by $1.4 million. However, you only quantify the contribution to that change made by wages. You should also quantify the impact of costs associated with acquired companies and the impact of other general and administrative expenses to the extent that they are material.

The Company advises the Staff that it has complied with the Staff’s request by including a discussion about the specific contributions of individual items identified as causing the changes in results of individual line items, as well as quantifying the impact of material costs associated with acquired companies and the impact of other material general and administrative expenses in the Company’s MD&A disclosure beginning on page 22 of the 2007 10-K.

U.S. Securities and Exchange Commission
April 23, 2008

Results of Operations Nine Months Ended September 30, 2007, page 19

15.
To help us better understand, please differentiate between the wages and benefits that accounted for 70% of the increase in operating expense versus the wages and benefits that accounted for 56% of the increase in general and administrative expense.

The Company advises the Staff that it has complied with the Staff’s request by including a discussion differentiating between the wages and benefits that accounted for any change in operating expense versus the wages and benefits that accounted for any change in general and administrative expense in the Company’s MD&A disclosure found on page 22 of the 2007 10-K.

Net Cash Provided By/Used in Operating Activities, page 30

16.
We note that there was a significant increase in the number of days sales included in accounts receivable from December 31, 2006 to September 30, 2007. Please discuss the increase in accounts receivable beyond what would be expected given the increase in sales.

The Company advises the Staff that accounts receivable increased $10,696,000 for the nine months ended September 30, 2007, of which $4,582,000 was related to the activities of two acquired companies, Propane Direct and Reamax, which the Company acquired in July 2007 and May 2007, respectively. Disclosure related to the effects of acquisitions is discussed on page 22 of the 2007 10-K under the results of operations portion of the Company’s MD&A disclosure.

Form 8-K filed November 14, 2007

General

17.	Please revise to include the impact of comments 3 and 4 above on the pro forma statement of income provided in your Form 8-K/A filed November 14, 2007.

The Company advises the Staff that the Staff’s comments 3 and 4 above will not have any material impact on the pro forma statement of income provided in the disclosure contained in the Company’s Form 8-K/A filed November 14, 2007.

Pro Forma Combined Financial Statement of Income December 31, 2006

18.	Please explain to us the circumstances that lead to the pro forma credit adjustment to depreciation and amortization.

U.S. Securities and Exchange Commission
April 23, 2008

The historical asset values of CFS were adjusted October 2006, the beginning of CFS’ fiscal year, after review of useful asset lives, expenditure types and capitalization policies. The pro forma calculations performed for depreciation on the CFS assets based on their estimated fair value and estimated useful lives yielded an expense which was slightly less than the depreciation based on prior year historical values and estimated useful lives.

* * * *

In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact either Lyndon James at (432) 571-8043 or myself at (432) 571-8090.

Very truly yours,

/s/ Charles McArthur

Charles McArthur
President and Chief Executive Officer
cc: Lyndon James
Interim Chief Financial Officer